Hanwha SolarOne to Announce Fourth Quarter and Full Year 2010
Financial Results on March 17, 2011

SHANGHAI, China (January 31, 2011) –Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd., or "Hanwha SolarOne" or the "Company") (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it will release its unaudited financial results for the fourth quarter and full year of 2010 before the market opens on March 17, 2011.   Management will host a conference call to discuss the results at 8:00 AM Eastern Daylight Time (8:00 PM Shanghai time) on the same day.

Conference Call

Dr. Peter Xie, President, Mr. Gareth Kung, Chief Financial Officer, and Mr. Paul Combs, Vice President of Strategic Planning, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number:	+1 866 700 5192
- International dial-in number:	+1 617 213 8833
- China Toll Free Number (North):	+10 800 152 1490
- China Toll Free Number (South):	+10 800 130 0399
- China Toll Free Number (South):	+10 800 852 1490
Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: www.hanwha-solarone.com.  A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call.  The dial-in details for the replay are as follows:
- U.S. Toll Free Number:	+1 888 286 8010
- International dial-in number:	+1 617 801 6888
Passcode: 64010940

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd., f/k/a Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
SOLF-G

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China

Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com